EXHIBIT 19.4.5

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD LIMITED

and

KELVIN HUGH WILLIAMS

This agreement is made on 8th April 2003 between

(1)   AngloGold Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)   KELVIN HUGH WILLIAMS of 34 JAMESON AVENUE, MELROSE 2196 (hereinafter referred to as "the Executive")

This agreement records the terms on which the Executive is employed by the Company.

1   **INTERPRETATION**

1.1   In this agreement (and any schedules to it):

1.1.1   "**Board**" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2   "**Change of Control**" shall have occurred if:

1.1.2.1   the Company becomes a subsidiary of another company; or

1.1.2.2   all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company.

1.1.3   "**Employment**" means the employment governed by this agreement;

1.1.4   **"Termination Date**" means the date on which the Employment is terminated.

1.2   References to any statutory provisions include any modifications or re-enactment of those provisions.

2   TERMS OF EMPLOYMENT

2.1   Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 JANUARY 2003.

2.2   Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than 6 calendar months' notice, in writing, to the other.

2.3   Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the calendar year in which the Executive reaches the age of sixty (60).

3   DUTIES OF THE EXECUTIVE

3.1   The Executive will serve as Executive Director: Marketing and in any other executive capacity as the Board and the Executive may agree from time to time.

3.2   The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3   The Executive will –

3.3.1   devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2   properly perform his duties and exercise his powers;

3.3.3   accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4   comply with all rules and regulations issued by the Company;

3.3.5   obey the directions of the Board; and

3.3.6   use his best endeavors to promote the interests and reputation of the Company.

3.4   The Executive accepts that –

3.4.1   he will be required to perform duties for AngloGold Limited. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2   the Company may appoint any other person to act jointly with him.

3.5   The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of the Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6   During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.1   The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.2   The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.3   The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4   **INTERESTS OF THE EXECUTIVE**

4.1   The Executive will disclose promptly in writing to the Board, in accordance with Company policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Company, except his interests in any Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2   During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Company (except as a representative of the Company or with the written consent of the Board).

4.3   The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4   The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the quarterly and year end financial results of the Company, representing a thirty day period immediately preceding the date of publication of the financial results.

4.5 The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within AngloGold Limited, that is likely to have a material effect on the price or value of AngloGold's shares.

5 **MOBILITY**

The Company has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6 **BASIC EMPLOYMENT COST ("BEC")**

6.1 The Executive's BEC is TWO MILLION, FIVE HUNDRED THOUSAND RAND (R2 500 000) per annum. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any AngloGold Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC will take effect from 1 January of the next year.

6.2   **Pension**

The Executive will continue to be a member of the AngloGold Pension Fund, subject to the Fund's rules from time to time.

6.3   **Medical Aid**

6.3.1   The Executive will remain a member of the AngloGold Medical Scheme, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.3.2   The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.4   **Leave**

6.4.1   The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.4.2   Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.4.3   Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause 10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.4.4   If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.5   **Deductions**

The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as Medical Aid and the like, as these apply.

6.6   **Death and Accident Insurance**

The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants) with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of AngloGold Pension Fund.

6.7   **Security Card**

The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.8   **Rules and Regulations**

6.8.1   The Executive will be subject to the Company's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.8.2   The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7   **<u>EXPENSES</u>**

The Company will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8   **CONFIDENTIALITY**

8.1   Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2   In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other companies and other persons, including joint ventures in which the Company has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3   The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company.

8.4   The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1   may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2   the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5   The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company other than in the proper performance of his duties.

8.6   The Company may at any time during the employment require the Executive to deliver to it immediately all documents (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9   **COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS**

9.1   The Executive will not make copies of any computer files belonging to the Company or their service providers and will not introduce any of his own computer files into any computer used by the Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2   The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3   Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4   The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5   All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6   The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7   For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10   **TERMINATION AND SUSPENSION**

10.1   Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with any company at the Company's request.

10.2   The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3   The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself (whether in connection with the employment or not) in a way which is harmful to the Company or any other company in which it has an interest, including any joint venture; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4   The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5   During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)   the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)   the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)   the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)   the Executive shall remain available or be contactable during normal business hours to provide such assistance to the Company as it shall reasonably require from time to time.

10.6   When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company.

11   **CHANGE OF CONTROL**

11.1   Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the Company shall within one (1) month of the termination or resignation, pay the Executive a sum equal to –

(i)   payment of salary and benefits in lieu of his notice period;

(ii)   12 months' gross salary (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)   the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2   Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3   The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4   The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon the Executive entering into such agreement or agreements under seal as the Company may reasonably require (including a compromise agreement) whereby the Executive -

11.4.1   accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the Company arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company; and

11.4.2   undertakes to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.3   resigns with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him at the instance of the Company.

12   RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

12.1   The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2   Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company (except to the extent agreed).

12.3   Any benefit given or deemed to be given by the Executive to any company under the terms of clause 12.1 is received and held in trust by the Company. The Executive will enter into similar restrictive covenants directly if asked to do so by the Company.

12.4 The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13 **RETURN OF COMPANY PROPERTY**

13.1 At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1 all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning the Company and all other companies, including joint ventures. The Executive will not retain any copies of any materials or other information; and

13.1.2 all other property belonging or relating to the Company or any other company, including joint ventures, which is in the possession or under the control of the Executive.

14 **DIRECTORSHIPS**

14.1 The Executive's office as a director of the Company or any other company, including joint ventures, is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the

Articles of Association of the relevant company, the Articles of Association will prevail.

14.2 The Executive must resign from any office held in any company, including a joint venture, if he is asked to do so by the Company.

14.3 If the Executive does not resign as an officer, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4 The termination of any directorship or other office held by the Executive will not terminate the Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5 During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any company.

14.6 The Executive must not resign his office as a director of any company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15   **OFFERS ON LIQUIDATION**

15.1   The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1   the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2   the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16   **NOTICES**

16.1   Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2   Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17   **STATUTORY PARTICULARS**

This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18   **<u>MISCELLANEOUS</u>**

18.1   This agreement may only be modified by the written agreement of the parties.

18.2   The Executive cannot assign this agreement to anyone else.

18.3   References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4   This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5   Neither party's rights or powers under this agreement will be affected if:

18.5.1   one party delays in enforcing any provisions of this agreement; or

18.5.2   one party grants time to the other party.

18.6   If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7   The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8   This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at ___LONDON_____ on this the _08 day of ___APRIL_____ 2003

in the presence of the undersigned witnesses :

AS WITNESSES: _____/s/ RUSSELL P EDEY_____

        For and on behalf of the COMPANY

1.   __/s/ N W UNWIN_____

2.   ___/s/Ms C P ROSSOUW____

SIGNED at _JOHANNESBURG_ on this the _14 day of _APRIL_____ 2003

in the presence of the undersigned witnesses :

AS WITNESSES: __/s/ KELVIN H WILLIAMS____

        [EXECUTIVE]

1.   __/s/Ms M D R MOLEZZI_

2.   __/s/Ms C CALVER_____